
WOODSIDE

18 March 2005


05006918

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America


SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Donation to Iraq hospital, lodged with the Australian Stock Exchange on 17 March 2005;
- Woodside and Korea National Oil Corporation sign Joint Study Agreement, lodged with the Australian Stock Exchange on 18 March 2005;
- Midway production test successful, lodged with the Australian Stock Exchange on 18 March 2005;
- Documents to be sent to security holders, lodged with the Australian Stock Exchange on 18 March 2005;
- Notice of 2005 Annual General Meeting, lodged with the Australian Stock Exchange on 18 March 2005;
- Shareholder Letter and Proxy Form, lodged with the Australian Stock Exchange on 18 March 2005;
- 2004 Concise Annual Report, lodged with the Australian Stock Exchange on 18 March 2005;
- 2004 Full Financial Report, lodged with the Australian Stock Exchange on 18 March 2005;
- Address by CEO to AICD, lodged with the Australian Stock Exchange on 18 March 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

ASX ANNOUNCEMENT
(ASX: WPL)

17 MARCH 2005
0700 (AEDT)



MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
FELICITY NUTTALL
W: + 61 8 9348 5064
M: + 61 417 975 770
E:felicity.nuttall@woodside.com.au

DONATION TO IRAQ HOSPITAL

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., categorically rejects claims in today's newspapers that Senator Ross Lightfoot travelled to Iraq on behalf of the company to make a cash donation to local authorities.

Woodside has no relationship with Senator Lightfoot and he is wrong to assert any such relationship.

In October 2004 Woodside agreed with Perth's Curtin University to provide US$20,000 to the Halabjae Hospital in northern Iraq, using funds from the university's Woodside Hydrocarbon Research Facility. The hospital treats children of victims of the 1988 gas attacks on Iraqi Kurds.

The Woodside Hydrocarbon Research Facility is managed by Professor Robert Amin, an Iraqi Kurd who regularly makes charitable donations from funds raised by the facility. Woodside provided the funds for the Halabjae Hospital donation.

The donation was properly made by Curtin University to a Kurdistan Regional Government (Sulaymaniyah) representative in Australia, Simco Halmet, to pass on to the hospital. Woodside was advised by Mr Halmet that the donation was formally handed over to the Kurdistan Regional Government in January 2005.

The company received proper written acknowledgement of the donation from the Kurdistan Regional Government's Minister of Health, Mohammed Qadir Khoshnav. The acknowledgement stated the donation would be used for buying five computers, building and electrical upgrades, bedding and other patient needs.

The donation was in keeping with Woodside's practice of providing funds for community projects in the areas in which it operates, including Australia.

ASX ANNOUNCEMENT
(ASX: WPL)

FRIDAY, 18 MARCH 2005
7:00AM (WST)


WOODSIDE

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
FELICITY NUTTALL
W: + 61 8 9348 5064
M: + 61 417 975 770
E: felicity.nuttall@woodside.com.au

WOODSIDE AND KOREA NATIONAL OIL CORPORATION SIGN JOINT STUDY AGREEMENT

Woodside Energy Ltd. and the Korea National Oil Corporation (KNOC) have signed a joint study agreement to review the hydrocarbon potential of the Ulleung Basin, off the east coast of the Republic of Korea.

The year-long study, to which Woodside will contribute about US$500,000, will include geological and geophysical reviews of existing data on the basin.

The Ulleung Basin is immediately north of the Donghae-1 gas field, South Korea's only producing hydrocarbon project. The study area will extend over 31,000sqkm, with water depths ranging from 300 metres to more than 2,000 metres.

Woodside and KNOC each hold a 50% interest in the joint study agreement, and after one year of studies have an option to enter formal exploration agreements with the Korean Government.

Woodside Director of Exploration and New Ventures Agu Kantsler said he was delighted to have reached agreement with KNOC on the study.

"We look forward to working with our Korean colleagues and in reviewing the hydrocarbon potential of the area," Dr Kantsler said.

"Woodside's entry to Korea is consistent with the company's exploration strategy to hold a balanced portfolio of acreage in proven hydrocarbon basins and frontier deepwater areas, and is similar to other country entries where Woodside's financial commitment is initially limited to the cost of studies."

The agreement complements Woodside's existing diverse business interests with other energy-related players in Korea, including an LNG supply contract between the Woodside-operated North West Shelf Venture and the Korea Gas Corporation.

Woodside also has major contract with Samsung Heavy Industries for the construction of a floating production, storage and offloading vessel for its Enfield oil project.

ASX ANNOUNCEMENT
(ASX: WPL)

FRIDAY, 18 MARCH 2005
6:40AM (WST)


WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

MIDWAY PRODUCTION TEST SUCCESSFUL

Woodside Energy (USA) Inc., a wholly owned subsidiary of Woodside Petroleum Ltd., reports that a production test of the Midway exploratory well has been successfully completed. The well produced at 10 million cubic feet of gas a day, constrained by a 13/64 inch choke, during a seventeen hour flow test.

The Midway exploratory well (OCS-G 4559 #5), in the Gulf of Mexico on Brazos Area Block A 39, was drilled to a total depth of 6,247 metres (20,496 feet) measured depth. The well was temporarily abandoned on 9 February 2004 following the installation of a 7 inch production liner. Water depth at the location is about 45 metres (149 feet.)

All reported depths are referenced to the rig rotary table.

The well is expected to be tied back to an existing production platform in the immediate vicinity.

Pioneer Natural Resources USA, Inc. is operator of the Midway prospect. Woodside and Pioneer each owns a 50% working interest in the OCS-G 4559 #5 well.

ASX ANNOUNCEMENT
(ASX: WPL)


WOODSIDE

FRIDAY, 18 MARCH 2005
10:30AM (WST)

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

DOCUMENTS TO BE SENT TO SECURITY HOLDERS

Woodside Petroleum Ltd. wishes to advise that the 2005 Notice of Annual General Meeting and Proxy Form is being mailed to shareholders today.

Shareholders who have elected to receive an Annual Report will also receive a copy of the 2004 Concise Annual Report and/or 2004 Full Financial Report.

Pursuant to ASX Listing Rule 3.17, copies of the documents being sent to shareholders will be lodged with the ASX following this announcement and will also be available on Woodside's website at www.woodside.com.au.